SCHEDULE “A”

Final Day for Trading of Placer Dome Common Shares will be March 8, 2006

March 6, 2006

This news release contains “forward-looking statements” that are subject to risk factors and assumptions set out in the cautionary note contained within this news release. All amounts are in United States (“U.S.”) dollars, in accordance with U.S. generally accepted accounting principles (“GAAP”).

Vancouver, Canada: Placer Dome Inc. (NYSE, TSX, ASX: PDG) announces that March 8, 2006 will be the final day for trading of its common shares on the Toronto Stock Exchange and the New York Stock Exchange. Trading of Placer Dome common shares on all other stock exchanges, including international depositary receipts and CHESS depositary interests, will be terminated on or before such date. In connection with the compulsory acquisition by Barrick Gold Corporation of all of the common shares of Placer Dome that were not previously tendered to Barrick's take-over bid, the Placer Dome share transfer books will be closed at the end of day on March 8, 2006.

Shareholders are reminded that the deadline for submitting Transmittal and Election Forms to CIBC Mellon Trust Company in Toronto, Ontario is 9:00 a.m. (Toronto time) on March 15, 2006. A Transmittal and Election Form allows a shareholder to elect, among other things, to receive US$22.50 in cash (the "Cash Alternative") or 0.8269 of a Barrick common share plus US$0.05 in cash (the "Share Alternative") per Placer Dome common share, subject in each case to pro ration. Any shareholder who does not complete and return a Transmittal and Election Form in accordance with the instructions on the Form before 9:00 a.m. (Toronto time) on March 15, 2006 will be deemed to have elected to transfer his or her Placer Dome common shares to Barrick and to have elected the Share Alternative in respect of such transfer. The Transmittal and Election Form is available on the Barrick website at http://www.barrick.com/OfferToPlacer/

Questions and requests for assistance may be directed to:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9
Tel: (416) 643-5500
Toll-free throughout North America: 1-800-387-0825
Fax: (416) 643-5660
Email: inquiries@cibcmellon.com
On the internet: www.cibcmellon.com

For more information please contact:

Investor Relations

Greg Martin (604) 661-3795

Meghan Brown (604) 661-1577

Media Relations

Gayle Stewart (604) 661-1911

Head office

Suite 1600, Bentall IV

1055 Dunsmuir Street

(PO Box 49330,

Bentall Postal Station)

Vancouver, B.C. Canada V7X 1P1

Tel: (604) 682-7082

On the internet: www.placerdome.com

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Placer Dome’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Placer Dome’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

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uncertainties and costs related to Placer Dome’s exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

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uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

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uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

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uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects and project delays due to third party opposition;

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operating and technical difficulties in connection with mining development activities;

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uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

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uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

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uncertainties related to unexpected judicial or regulatory proceedings;

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changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

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mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

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expected effective future tax rates in jurisdictions in which our operations are located;

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the protection of the health and safety of mine workers; and

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mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

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changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, Papua New Guinean kina, South African rand, Dominican Republic peso and Chilean peso;

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the effects of forward selling instruments to protect against fluctuations in gold and copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

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unusual or unexpected formation, cave-ins, flooding, pressures, and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

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changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

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environmental issues and liabilities associated with mining including processing and stock piling ore;

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geopolitical uncertainty and political and economic instability in countries which we operate;

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the risk that the Barrick offer may not be completed; or, if the offer is completed, uncertainties regarding the combination of the companies' businesses, the ability to realize growth opportunities and cost savings from the proposed combination, possible business disruption following the transaction and possible regulatory conditions imposed in connection with governmental approvals of the transaction; and,

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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect Placer Dome’s actual results, performance, achievements or financial position is contained in the filings by Placer Dome with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities including Placer Dome’s Form 40-F/Annual Information Form. This list is not exhaustive of the factors that may affect our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking statements. Placer Dome does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.